

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

John Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

      Re: Chipotle Mexican Grill, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           File No. 001-32731

Dear Mr. Hartung:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services